  Exhibit 99.1

NEWS RELEASE

First Mining Intersects 7.27 g/t Gold over 14.0 Metres at the Goldlund Property

Drill Program at Miller Expanded to 32 holes due to Success in Delineating Mineralization;

Additional Drilling Planned at the Goldlund Main Zone to Further Define Existing Resource Area

November 19, 2019 – Vancouver, BC – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce an expanded drill program at Goldlund, as well as additional assay results from the drilling completed to date at the Miller prospect (“Miller”). Miller forms part of the Company’s wholly-owned Goldlund property (“Goldlund”) in Ontario, Canada and is located 10 kilometres northeast and along strike of the current resource area at Goldlund.

Latest highlights from holes drilled at Miller include:

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Hole MI-19-017 intersected 0.88 grams per tonne gold (“g/t Au”) over 169.0 metres (“m”)
o
Including 3.42 g/t Au over 37.0 m and 7.27 g/t Au over 14.0 m; and
o
Including 65.97 g/t Au over 1.0 m
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Hole MI-19-018 intersected 0.86 g/t Au over 123.0 m
o
Including 2.08 g/t Au over 34.0 m and 23.96 g/t Au over 1.0 m

Dan Wilton, CEO of First Mining, stated “We are excited by the success we have had in delineating the extent of mineralization at Miller. Strong results along with lower than expected drilling costs have provided us with the opportunity to significantly increase the planned drill program. Miller is a target that sits outside of the currently-defined resource area at Goldlund (“Goldlund Main Zone”), with positive results continuing to highlight the potential to define a number of deposits at the Goldlund property. Additional regional exploration will focus on geophysical targets of interest, and drilling has now commenced in and around the Goldlund Main Zone, targeting expansion of the existing resource base.”

The holes highlighted in this news release include both infill and step-out holes (MI-19-017 through MI-19-024) designed to test the southwest extent of the Miller mineralization, as well as one hole (MI-19-016) which tested for possible parallel mineralization to the northwest of the main Miller zone. Holes MI-19-017 and MI-19-018 are infill holes within the area of the Miller zone which was drilled in 2018. Both holes encountered units of highly sheared and altered gabbro intruded by a narrow granodiorite and intersected wide zones of gold mineralization. Holes MI-19-019 to MI-19-024 are step-out holes drilled to delineate the extent of the mineralized zone to the southwest. As with the prior Miller drilling, visible gold (“VG”) was frequently observed in the drill core, occurring in six of the nine holes reported in this news release. So far, drilling at Miller has outlined mineralization over a strike length of approximately 450 metres, and indicates that, although the mineralized zones are generally becoming narrower to the southwest, in some areas - as observed in core from holes MI-19-024 and MI-19-025 - they appear to pinch and swell over very short distances into thicker zones.

The drilling at Miller has revealed that mineralization in this area differs from that in the Goldlund Main Zone. At Miller, mineralization occurs in a highly silicified granodiorite dyke of varying width, which has been intruded into a gabbro unit that is also highly silicified and sheared. Both the gabbro and granodiorite are hosts to mineralization at Miller, in contrast to the Goldlund Main Zone, where only the granodiorite is mineralized and the gabbro is unmineralized. This recently identified characteristic represents the potential for significant regional exploration upside, since gabbro-hosted mineralization provides a new exploration horizon and is abundant throughout the property. Future exploration will target these prospective areas.

The 2019 drill program at Miller consisted of 32 drill holes for a total of 6,130 metres. It included step-out holes to test the southwest extent of the mineralized zone, along with holes to the northeast to test additional geophysical targets, plus additional infill holes. Drilling has been completed on approximate 25 metre spacing. This news release incorporates results from nine of the 32 completed holes (following on from the Company’s September 25, 2019 news release which announced the results of the first seven holes from the 2019 Miller drill program), with results from the remaining 16 holes of the program to be released as assay results become available.

Select assay results from the Miller drill program are reported in the table below:

Hole ID	From (m)	To (m)	Length (m)	Au g/t	Target
MI-19-017	6.0	7.0	1.0	1.48	Miller
and	32.0	201.0	169.0	0.88
and including	56.0	93.0	37.0	3.42
and including	79.0	93.0	14.0	7.27
and including	83.0	84.0	1.0	65.97
and including	85.0	86.0	1.0	11.00
MI-19-018	18.0	141.0	123.0	0.86	Miller
including	67.0	141.0	74.0	1.18
and including	100.0	134.0	34.0	2.08
and including	105.0	106.0	1.0	6.49
and including	113.0	114.0	1.0	12.91
and including	129.0	130.0	1.0	23.96
and	168.0	169.0	1.0	4.24
MI-19-019	65.0	101.0	36.0	0.41	Miller
including	68.0	69.0	1.0	2.78
and including	83.0	85.0	2.0	2.09
and including	100.0	101.0	1.0	1.62
MI-19-020	133.0	139.0	6.0	1.77	Miller
including	134.0	135.0	1.0	8.15

Notes:
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Assaying for the drill program is being completed by SGS Canada Inc. (“SGS”) at their laboratory in Lakefield, Ontario. Prepared 50 g samples are analyzed for gold by lead fusion fire assay with an atomic absorption spectrometry finish. Multi-element analysis is also being completed on selected holes by two-acid aqua regia digestion with ICP-MS and AES finish
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Reported widths are drilled core lengths; true widths are unknown at this time. Assay values are uncut
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Intervals for holes MI-19-017 through MI-19-022, and MI-19-025 include results of selected assay repeats. These repeats were done by screened metallic fire assay on 1 kg size samples at the SGS laboratory in Lakefield

The drill rig has now been moved from Miller to the Goldlund Main Zone, which currently hosts an Indicated resource of 809,200 ounces of gold at a grade of 1.96 g/t gold (within 12.86 million tonnes) and an Inferred resource of 876,954 ounces of gold at a grade of 1.49 g/t gold (within 18.36 million tonnes)*. The currently-defined work program for this area includes 23 holes (approximately 4,000 metres) and will focus on testing a new area to the north of the known mineralized zones at Goldlund, plus defining and extending mineralization in the eastern portions of Zones 1, 2, 3 and 4.

*First Mining encourages readers to review the independent technical report for Goldlund entitled “Technical Report and Resource Estimation Update on the Goldlund Gold Project, Sioux Lookout, Ontario” dated April 1, 2019, which was prepared by WSP Canada Inc. in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and which is available under the Company’s SEDAR profile at www.sedar.com, and on the Company’s website at www.firstmininggold.com.

Drill Result Details

A plan map showing the drill hole locations and assay status can be viewed at:
https://www.firstmininggold.com/_resources/maps/2019-11-19-Goldlund-NR-Plan-Map.pdf.

A cross section showing drill results and highlights for hole MI-19-017 can be viewed at:
https://www.firstmininggold.com/_resources/maps/2019-11-19-Goldlund-NR-Cross-Section.pdf.

A complete list of the 2019 drill results to date, including hole details, can be viewed at:
https://www.firstmininggold.com/_resources/maps/2019-11-FF-NR-Goldlund-2019-Drill-Results.pdf.

A map showing the district-scale and regional targets at Goldlund can be viewed at:
https://www.firstmininggold.com/_resources/maps/2019-06-FF-Goldlund-Regional-District.pdf.

Drill Hole Locations

Hole ID	Azimuth ⁰	Dip ⁰	Final Depth (m)	UTM East	UTM North
MI-19-016	320	-45	278	554525	5533603
MI-19-017	140	-85	242	554500	5533516
MI-19-018	120	-85	212	554471	5533500
MI-19-019	320	-55	176	554472	5533425
MI-19-020	290	-55	215	554440	5533387
MI-19-021	320	-60	173	554396	5533364
MI-19-022	320	-60	167	554356	5533327
MI-19-023	320	-60	164	554319	5533298
MI-19-024	320	-60	146	554277	5533273

QA/QC Procedures

The QA/QC program for the 2019 regional drilling program at Miller consists of the submission of duplicate samples and the insertion of Certified Reference Materials and blanks at regular intervals. These are inserted at a rate of one standard for every 20 samples (5% of total) and one blank for every 30 samples (3% of total). The standards used in the 2019 regional drilling program range in grade from 0.5 g/t Au to 9.0 g/t Au, and are sourced from CDN Resource Laboratories in Langley, BC. Blanks have been sourced locally from barren granitic material.

Field duplicates from quartered core, as well as 'coarse' or 'pulp' duplicates taken from coarse reject material or pulverized splits, are also submitted at regular intervals with an insertion rate of 4% for field duplicates and 4% for coarse or pulp duplicates. Additional selected duplicates are being submitted to an umpire lab for check assaying. SGS also undertakes its own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a “Qualified Person” for the purposes of NI 43-101, and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining Gold Corp. is an emerging development company with a diversified portfolio of gold projects in North America. Having assembled a large resource base of 7.4 million ounces of gold in the Measured and Indicated categories and 3.8 million ounces of gold in the Inferred category in mining friendly jurisdictions of eastern Canada, First Mining is now focused on advancing its material assets towards a construction decision and, ultimately, to production. The Company currently holds a portfolio of 24 mineral assets in Canada, Mexico and the United States.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

For further information, please contact:

Mal Karwowska | Vice President, Corporate Development & Investor Relations
Direct: 604.639.8824 | Toll Free: 1.844.306.8827 | Email: info@firstmininggold.com
www.firstmininggold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the potential for multiple gold deposits along the 50 kilometres of strike length at Goldlund; (ii) the potential for resource growth at Goldlund; (iii) additional regional exploration at Goldlund focusing on geophysical targets of interest; (iv) future exploration targeting these prospective areas that contain gabbro-hosted mineralization; (v) the timing of the release of assay results from the remaining 16 holes drilled at Miller during the 2019 program; (vi) the drill program at the Goldlund Main Zone focusing on testing a new area to the north of the known mineralized zones, plus defining and extending mineralization in the eastern portions of Zones 1, 2, 3 and 4; (vii) the Company’s focus on advancing its material assets towards production; and (viii) realizing and unlocking the value of the Company’s gold projects for the Company’s shareholders. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the presence of and continuity of metals at Goldlund at estimated grades; success in realizing proposed drilling programs; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration and exploration drilling programs, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2018 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.